SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Investor Update

São Paulo, March 14, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, provides an Investor Update. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

GOL is updating its financial forecasts in light of the expected approximately 30% increase in Brazilian jet fuel prices since the beginning of the year. For 2022, the Company will maintain its focus on the fleet transformation and expects that by year end it will have 44 aircraft 737-MAXs in service, which will represent around 32% of the total fleet. As a result of this modernization process, GOL expects a reduction of approximately 8% in its unit cost (CASK).

To help investors and analysts understand how GOL addresses its near-term planning, the Company shares the following indicators:

Financial Outlook	2022E Previous	2022E Updated
Total fleet (average)	135 – 140	130 – 140
Total operational fleet (average)	105 – 110	100 – 105
ASKs, System (% change yoy)	70 – 80%	65 – 75%
Seats, System (% change)	80 - 90%	65 – 75%
Departures, System (% change)	80 – 90%	65 – 75%
Average load factor (%)	~82%	~82%
Ancillary revenues. net[1] (R$bn)	~0.8	~0.8
Total net revenues (R$ billion)	~14.0	~13.7
Non-fuel CASK[2] (US$ cents)	~3.3	~3.3
Fuel liters consumed (mm)	~1,295	~1,200
Gross Global Scope 1 emissions (000 m t CO2)	~3,289	~3,060
Total Fuel Consumed (1.000 liters per RPK)	~34.6	~34.6
GHG Emissions/Flight Hour (t CO2)	~8.4	~8.4
Fuel price (R$/liter)	~3.8	~4.3
EBITDA margin² (%)	~25%	~24%
EBIT margin² (%)	~11%	~10%
Net financial expense[3] (R$bn)	~1.8	~1.8
Pre-tax margin[3] (%)	~1%	~0%
Effective income tax rate (%)	~11%	~0%
Capex, net[4] (R$ mm)	~700	~700
MAX Aircraft Acquisitions (R$mm)	~1,100	~1,100
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	~3.3	~3.3
Financial Debt (US$bn)	~2.1	~2.1
Net Debt5 / EBITDA[2] (x)	~7x	~8x
Fully-diluted shares out[6] (mm)	~435	~435
EPS, fully diluted (R$)	~0.26	~0
Fully-diluted ADS out.[6] (mm)	~217.5	~217.5
EPADS, fully diluted (US$)	~0.10	~0

(1) Cargo. loyalty. buy-on-board and other ancillary revenues; (2) Recurring operating results, does not include non-recurring maintenance costs related to fleet transformation; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Capex, net is calculated as Gross capex (fleet capitalized maintenance) subtracted by financed Capex (credit facilities to finance assets acquisition and maintenance costs) ; (5) Including 7x annual aircraft lease payments and excluding perpetual bonds; and (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

Investor Update

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 15,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 127 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer